[LETTERHEAD OF WILMER CUTLER PICKERING HALD AND DORR LLP]


June 28, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Elaine Wolff, Legal Branch Chief
Mail Stop 4561

Re:   FSP 50 South Tenth Street Corp.
      Amendment No. 1 to Form 10
      Filed on May 21, 2007
      File No. 0-52551

Dear Ms. Wolff:

      On behalf of our client, FSP 50 South Tenth Street Corp. (the "Company"), we have set forth below responses to the comments on the Company's first amendment to the Registration Statement on Form 10 (the "Registration Statement") provided by you to Mr. George J. Carter in a letter dated June 6, 2007 (the "Letter"). Such responses are based upon information provided to us by the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter.

General

1. We continue to consider your response to comment 2 and reissue that portion of the comment that requested that you disclose the consequences to investors of a roll-up transaction as set forth in the previous comment. In this connection, we note from your response that "the Company disclosed this information to its investors in connection with the private placement of its Preferred Stock." Please provide us with a copy of this disclosure. Further, please provide us with the names of the other similar REIT acquisitions that you refer to on page 2 involving Franklin Street.

Response

      The Company would like to clarify that the "information" disclosed by the Company to its investors in connection with the private placement of the Company's preferred stock was information to the effect that Franklin Street Properties Corp., a Maryland corporation whose common stock is listed on the American Stock Exchange ("FSP"), was under no obligation to acquire or to offer to acquire the Company or the outstanding equity of the Company. The private placement memorandum did not contain a discussion of the consequences to investors of a merger, a roll-up transaction or any other transaction with FSP or any other entity. Any transaction between the Company and FSP would need to

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Securities and Exchange Commission
Attn:  Elaine Wolff, Legal Branch Chief
June 28, 2007
Page 2


be negotiated between the parties and receive the approval of the Company's shareholders as well as the respective boards of directors of the parties in the exercise of their fiduciary duties. The Company submits that it is not customary for public companies to discuss the consequences of hypothetical transactions that have not been proposed and may never be proposed. The Company believes it would have been misleading to discuss the consequences to investors of a merger transaction or similar acquisition in the private placement memorandum (and would be misleading to discuss such consequences in the Form 10) because such a discussion would suggest to investors that a merger or acquisition is a probable or likely event. Prior to any merger or similar transaction, whether with FSP or any other party, investors in the Company will receive a proxy statement or comparable document with extensive disclosure of the transaction, including the structure of such transaction, the changing nature of an investor's investment, tax considerations and the risks and benefits of such a transaction. The Company believes that such a disclosure document, delivered in connection with an actual proposed transaction, is the appropriate means of providing this information.

      The Company is supplementally providing the Staff under separate cover with a copy of the language in the private placement memorandum cautioning investors that FSP is under no obligation to effect a transaction with the Company. The Company is also supplementally providing the Staff with information regarding similar REIT acquisitions involving FSP.

2. We note your disclosure that you sold preferred stock in a private placement relying on Regulation D, to 627 accredited investors. Please tell us how such shares were offered and how the determination that these were accredited investors was made. In this connection tell us whether you or any person acting on your behalf offered or sold securities based on general solicitation or general advertising, including communications published in any newspaper, website or similar media or any seminar or meeting whose attendees were invited by any general solicitation or advertising.

Response

      The Company offered and sold its shares of preferred stock in a private placement to purchasers with whom the Company's placement agent had pre-existing business relationships. Each purchaser of preferred stock represented to the Company that he, she or it was an accredited investor and executed a questionnaire evidencing the purchaser's status as an accredited investor. None of the Company nor any person acting on its behalf offered or sold securities based on general solicitation or general advertising, including communications published in any newspaper, website or similar media or any seminar or meeting whose attendees were invited by any general solicitation or advertising.

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Securities and Exchange Commission
Attn:  Elaine Wolff, Legal Branch Chief
June 28, 2007
Page 3


Holders of shares of Preferred Stock face certain restrictions relating to the transfer of shares of Preferred Stock, page 7

3. Please revise this section to disclose the amount of shares of common stock that may be tradable under Rule 144.

Response

      On Thursday, June 14, 2007, the undersigned and Kenneth A. Hoxsie of this firm spoke by telephone with David Roberts of the Staff with respect to Comment
3. Mr. Roberts clarified that the shares at issue in Comment 3 were shares of preferred stock and not shares of common stock.

      The Company respectfully submits that it does not believe that Rule 144 resale information is material or useful to the Company's investors. The Company's preferred stock is not listed on any national or regional securities exchange, and no trading market has developed in the shares of preferred stock. Moreover, the Company has no intention to list its shares on any exchange. Rule 144 information is useful to investors who hold securities listed on a securities exchange because such investors can determine the points in time when additional shares of stock (and the potential maximum number of shares) may flow into the marketplace. Such share movements could adversely affect the trading price of the listed shares and would be material to investors in such a security. However, the Company's investors are not in the same position. The Company is registering its preferred stock under Section 12 of the Securities Exchange Act of 1934 because of the number of Company shareholders and the Company's total assets at year end, not because it intends to list on a securities exchange. As a technical matter, the Company also respectfully submits that the Rule 144 disclosure requirements of Item 201(a)(2) of Regulation S-K apply to shares of common equity of a registrant, not shares of preferred equity.

      The Company also respectfully notes that it has disclosed the risks of dilution to holders of preferred stock in the risk factor titled "The holders of shares of Preferred Stock face the risk of dilution" on page 7 of the Registration Statement.

Financial Statements

General

4. Please revise your column headings to clearly indicate that the financial statements, as of and for the period ended March 31, 2007, are unaudited.

Response

      The Company respectfully submits that it has indicated in numerous places throughout the financial statements and accompanying notes, including headings on each page of the accompanying notes, that the financial statements for and as of the period ended March 31, 2007 are unaudited.

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Securities and Exchange Commission
Attn:  Elaine Wolff, Legal Branch Chief
June 28, 2007
Page 4


      50 South Tenth Street

      Selected Combining Pro Forma Financial Statements - Exhibit 99.2

      Notes to Combining Pro Forma Financial Statements, page P-3

5. Refer to pro forma footnote 2. Please revise to provide sufficiently detailed support for your pro forma adjustment to depreciation and amortization expense. Disclose the new cost basis of each type of asset and the period and method of depreciation so that your policies and calculations are transparent to readers.

Response

      The Company has revised Exhibit 99.2 in response to the Staff's comment and has re-filed Exhibit 99.2 with Amendment No. 2 to the Registration Statement on Form 10.

      Please telephone the undersigned at (617) 526-6062 or Kenneth A. Hoxsie of this firm at (617) 526-6681 with any questions or comments concerning this filing.


Very truly yours,

/s/ James R. Burke

James R. Burke

cc:   David Roberts, Esq.
      Ms. Rachel Zablow
      Kenneth A. Hoxsie, Esq.